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                                                                  EXHIBIT (a)(8)

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                              Hilton
CORPORATE NEWS                Hotels Corporation


                              Contact:  Marc Grossman
                                        Sr. Vice President - Corporate Affairs
                                        310-205-4030

                                        Kathy Shepard
                                        Corporate Communications
                                        310-205-7676

                                        Joele Frank
                                        Abernathy MacGregor Group
                                        212-371-5999


                   HILTON OFFERS TO ACQUIRE ITT CORPORATION
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        BEVERLY HILLS, Calif., Jan. 27, 1997, Hilton Hotels Corp. (NYSE:HLT)
Monday said that it has offered to acquire ITT Corp. (NYSE:ITT) in a combination cash and stock transaction. Hilton offered a price of $55 for each ITT share, for a consideration of approximately $6.5 billion. The total transaction, including assumption of ITT's outstanding debt, would be valued at approximately $10.5 billion. The company further announced that it intends to commence a cash tender offer at $55 per share for half of the outstanding ITT shares, to be followed by a second step merger at $55 per share in Hilton common stock. The company made the proposal to ITT management in a telephone conversation earlier Monday, and subsequently confirmed the offer in writing.

        "The combination of ITT and Hilton would bring together two of the world's leading lodging companies as well as two premier gaming businesses," said Stephen F. Bollenbach, president and chief executive officer of Hilton Hotels. "We believe this combination would be of enormous benefit to each company and its respective shareholders, employees and other constituencies."

        ITT's lodging operations consist of 415 hotels with more than 130,000 rooms throughout the world, with 75 percent of the company's cash flow derived from its owned hotels. ITT's gaming business includes 14 casinos with more than 320,000 square feet of gaming space in Las Vegas, Atlantic City, N.J., and other domestic and international jurisdictions. Hilton's hotel business includes 240 properties with nearly 100,000 rooms, as well as 16 casinos with more than 900,000 square feet of gaming space. Based on estimated 1996 EBITDA, the Hilton-ITT combination would be the world's largest lodging and gaming company.

        "Our desire to combine these two companies is in line with Hilton's strategy of building our hotel business by acquiring full-service properties, and being a winner in the consolidation of the gaming business," Bollenbach said. "ITT's owned full-service hotel portfolio, along with its major gaming presence in Las Vegas, Atlantic City and other jurisdictions, fits perfectly with our stated growth objectives."

        In its communication with ITT, Hilton noted that its management, with its long-standing record of emphasizing and creating shareholder value, is uniquely positioned to help ITT realize its potential.

        Hilton said that it believes that its strategic experience and operating background in hotels and gaming will bring tremendous value to the combined shareholder base and generate superior returns relative to those realized historically by ITT shareholders.
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        The company also noted that its proposal was prepared solely on the basis of publicly available data, and that, with ITT's cooperation, an ensuing review of private information could result in an even higher offer.

        Hilton further announced that it has reached a preliminary understanding with HFS Inc. (NYSE:HFS) under which HFS would license, on a long-term, worldwide basis, the Sheraton trademark, franchise system and management agreements. "HFS' expertise in brand management, as well as its own superior record of crating shareholder value, will add to the strength of this combination," Bollenbach said.

        Hilton noted that despite ITT's collection of assets, ITT's returns to shareholders have been disappointing relative to the S&P 500 and ITT's peer group of lodging and gaming companies since its spin off in 1995. "Our bid is specifically designed to allow ITT shareholders to obtain a 29 percent premium over the current stock price, and at the same time to participate in the combined company's upside potential," Bollenbach said.

        The company also cited numerous potential cost savings, estimated at more than $100 million annually, adding that its recently completed merger with Bally Entertainment Corp. will generate annual savings of approximately $60 million.

        With regard to ITT's announced $3 billion-plus capital expenditure and expansion program, which amounts to more than $25 per ITT share, Hilton said that a substantial portion of this spending would be unnecessary in light of the complementary asset base of the combined companies.

        ITT's entertainment business, including Madison Square Garden, the New York Knicks, the New York Rangers and WBIS+, as well as ITT World Directories and ITT Educations, would be carefully reviewed as to their long-term strategic fit with the combined company. "We believe that through the monetization of nonstrategic assets, and a focus on the company's core business lines, we will create even more value for the shareholders of the combined companies," Bollenbach said.

        "We will bring added value to ITT's shareholders by virtue of our articulated, focused and achievable growth strategy and our management's proven history of creating value for shareholders," he added. "Our proposed mix of cash and securities together with the cash-flow generating capability of the combined entity, shows strong debt-service coverage and is designed to preserve our company's investment grade rating and be accretive to earnings.

       "Hilton continues to demonstrate tremendous growth in our full-service hotel business, with double-digit EBITDA and REVPAR gains," he added, "and we are excited about new gaming projects coming on line in 1997 in both Las Vegas and Atlantic City, as well as the revenue enhancement opportunities provided by our newly


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signed global alliance with Ladbroke, which owns the Hilton name outside the
U.S. "We are confident in our ability to put these assets and growth prospects to work -- together with ITT's wide-ranging asset base and opportunities for eliminating duplicate costs -- for the benefit of both ITT and Hilton shareholders."


        Note to editors: The full text of Bollenbach's letter to Mr. Araskog is attached

        Note to analysts: There will be an analyst conference call with Steve Bollenbach Jan. 28, at 9 a.m. EST, memorandum follows

        Note to media: There will be a media conference call Jan. 28, at 11:05 a.m. EST, memorandum follows

        B-roll of Hilton Hotels Corp. is available via satellite uplink at the following times:

                Monday, Jan. 27, at 6 p.m. - 6:30 p.m. EST
                C-band GE 1; Transponder 1

                Tuesday, Jan. 28, at 8 a.m. - 8:30 a.m. EST
                C-band Galaxy 6; Transponder 17


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                                [LOGO]
                                Hilton
                                Hotels Corporation


                                Office of the
                     President and Chief Executive Officer


                                        January 27, 1997



Mr. Rand V. Araskog
Chairman and Chief Executive Officer
ITT Corporation
1330 Avenue of the Americas
New York, NY 10019-5490

Dear Rand:

        I am writing on behalf of the board of directors and management of Hilton Hotels Corporation to confirm our offer to acquire ITT Corporation in a transaction in which your shareholders would receive $55 for each ITT share. This represents a 29% premium over last Friday's closing price for ITT's stock. We will be announcing shortly the commencement of a cash tender offer at $55 per share for half of the outstanding ITT shares, to be followed by a second step merger at $55 per share in Hilton common stock.

        The combination of ITT and Hilton would bring together two of the world's most respected lodging operations, as well as two premier gaming businesses with powerful brand names. We believe this combination would be of enormous benefit to each company and its respective shareholders, employees and other constituencies.

        In particular, our offer represents an extremely attractive opportunity for your shareholders to realize both the long-term potential of their investment in ITT and to participate in the exciting potential of our combined companies. I should note that our proposal was prepared solely on the basis of publicly available data. We hope that, with your help, an ensuing review of private information could result in an even higher offer.

        The advantages to be gained from the combination of our two companies are compelling:

        -- Hilton's management is uniquely positioned to help ITT realize its potential. Our senior management has a longstanding record of emphasizing and creating shareholder value. We believe that, with our strategic experience and operating background in hotels and gaming entertainment, we can bring tremendous value to our combined shareholder base and generate superior returns relative to those realized historically by ITT shareholders.

        As part of our strategy, we have reached a preliminary understanding with HFS Incorporated under which HFS would license, on a long-term, worldwide basis, the Sheraton trademark, franchise system and management agreements. HFS' expertise in brand management, as well as its own superior record of creating shareholder value, will add to the strength of this combination.

        --Attractive opportunity for ITT shareholders. Despite ITT's collection of assets,its returns to shareholders have been disappointing relative to the S&P 500 and to its peer group of lodging and gaming companies since its spin-off in 1995. Our bid is specifically designed to allow ITT shareholders to obtain a substantial premium over the current stock price, and at the same time to participate in the combined company's upside potential. We believe that through the monetization of non-strategic assets, and by focusing on ITT's core businesses, we will create even more value for the shareholders of the combined companies.

        -- Creates substantial cost savings. ITT's shareholders will benefit from substantial operating and financial savings that are unique to a merger with Hilton. We believe the combination will produce more than $100 million in annual cost savings. Our recent merger with Bally Entertainment Corporation will generate annual savings of approximately $60 million; based on our preliminary review of publicly available information, we believe our savings estimate is not only achievable but conservative.

        -- Rationalize capital spending program. Given the complementary nature of our combined companies, a substantial portion of ITT's announced $3 billion-plus capital spending program, which amounts to more than $25 per ITT share, will be unnecessary. Rationalization of the spending program will serve the dual purposes

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of immediately enhancing shareholder value and still allowing for the growth and expansion of our combined businesses.

        We would strongly prefer to work with you and your board and management colleagues towards the prompt consummation of a negotiated transaction. We welcome the opportunity to meet with you and your advisors, and are ready at a moment's notice to commence discussions about the details of the combination. Let me stress, however, that we are committed to making this combination a reality. Although we would much rather work directly with you, we are prepared if necessary to solicit proxies from your shareholders to replace your board of directors in order to complete this transaction.

        We hope that you will be as excited as we are about the benefits of this combination for both our companies. We look forward to hearing from you.

Sincerely,




Stephen F. Bollenbach